Exhibit 99.1

Sapiens and FRISS: Partnering for Honest Insurance

Sapiens expands its partner ecosystem with FRISS, an automated fraud detection and risk assessment leader

Holon, Israel – October 2, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced it has expanded its growing ecosystem by partnering with FRISS, a market leader in AI-powered fraud and risk solutions for the property & casualty (P&C) insurance industry. This partnership is part of Sapiens’ strategy to help its customers better mitigate risk and reduce fraud, improve the customer journey for low risk policies and claims, and make innovative insurtech solutions easily available to its customers.

Powered by a unique combination of out-of-the-box risk and fraud indicators, and artificial intelligence, FRISS’ solutions analyze policy applications, renewals, quotations and claims for high risks, fraud and compliance, to drive profitable growth. FRISS’ automated risk assessment allows carriers to improve their customer experience by speeding up the onboarding process and eliminating friction during claims payments. Suspicious cases can be investigated immediately, and insurers benefit from actionable insights. FRISS supports workers’ compensation and other lines of business where insurers are frequently taken advantage of.

FRISS will be seamlessly integrated into Sapiens P&C solutions to support the entire policy/claim lifecycle and empower staff to make the best decisions during quotation, claims handling and investigations. First focus will be to complete the seamless integration of the claims solution, followed by workers’ compensation and underwriting.

“Fraud has a profound, negative impact on the insurance industry, with about ten percent of incurred losses paying for illegitimate claims,” said Jeroen Morrenhof, co-founder and CEO of FRISS. “Our goal is to make insurance more honest. This is achieved not only by fighting fraud effectively, but also by preventing fraudsters from entering a carriers’ book of business and making sure that honest customers get the ultimate customer experience. Partnering with Sapiens was a natural decision for us, as it will enable us to shape the future of honest insurance.”

“Sapiens continues to work diligently to expand our partner ecosystem, so that our customers benefit from the latest innovations,” said Roni Al-Dor, Sapiens president and CEO. “Fraud and risk mitigation are crucial issues for insurers and this partnership will help them increase their profit margins by staying one step ahead of potential fraudsters.”

FRISS products include:

●	Predictive underwriting risk scoring – an automated screening process offering real-time insights into the risks associated with a new customer request, leveraging predictive risk models and internal and third-party data. P&C providers can stay competitive by accepting or rejecting policies through a straight-through process (STP).

●	Claims fraud scoring – predictive fraud models, expert knowledge rules, and internal and third-party data identify fraud before claims are paid. Automated fraud scoring also enables touchless processing for legitimate claims, improving the customer experience.

●	Commercial lines and compliance screening – commercial carriers can paint the full picture of their customer, ensuring the right policy is written for the right price. Constant access to up-to-date Chamber of Commerce and other data sources allow constant monitoring of a carrier’s full portfolio.

About FRISS

FRISS is 100% focused on automated fraud and risk detection for P&C insurance companies worldwide. The AI-powered detection solutions for underwriting, claims and SIU help 150+ insurers grow their business. FRISS detects fraud, mitigates risks and supports digital transformation. Insurers go live within 4 months, realize 10 times greater ROI and an 80% increase in straight-through processing of policy application and claims. FRISS solutions help lower loss ratios, enable profitable portfolio growth, and improve the customer experience. For more information: www.friss.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com